February 27, 2025 Division of Corporation Finance Office of Trade & Services United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Re: McKesson Corporation Form 10-K for the Fiscal Year Ended March 31, 2024 Filed May 8, 2024 File No. 001-13252 Dear Staff of the Office of Trade & Services: On behalf of McKesson Corporation (“Company”), I am responding to the comment letter from the Staff dated February 18, 2025, regarding our Annual Report on Form 10-K for the year ended March 31, 2024 (“2024 Form 10-K”). I have recited the comments contained in the Comment Letter in bold type below and have set forth the Company’s response below the text of those comments. Form 10-K for Fiscal Year Ended March 31, 2024 Management's Discussion and Analysis of Financial Condition and Results of Operations Financial Condition, Liquidity, and Capital Resources Operating Activities, page 48 1. Your disclosure here and in the Form 10-Q for the interim period ended December 31, 2024 appears to show how reported operating cash was derived for each period as already presented in the statement of cash flows. Please note citing items reported in the statement of cash flows may not provide a sufficient basis to understand how cash was affected and changed by them. For example, you refer to changes in accounts receivable, which represents uncollected revenue, and accounts payable, which represents unpaid amounts to others. Operating cash decreased in the current annual and noted interim period relative to the corresponding prior year period, yet the cited lower amount of litigation payments in the current period suggests operating cash should have increased. Also, you refer to noncash items and accruals/charges that do not appear to change cash. Your analysis should be of the factors that caused the reported amount of operating cash to vary from period to period. Regarding analysis, refer to the introductory paragraph of Item 303(b) of Regulation S-K, introductory paragraph of section IV.B and all of section B.1 of Release No. 33-8350 for guidance. Additionally, refer to section III.D of Release No. 33-6835 (501.04 of the staff’s Codification of Financial Reporting) regarding quantification of factors affecting operating cash flows, as well as results discussed elsewhere. Please revise your disclosure as appropriate. Response – The Company respectfully acknowledges the Staff’s comments. The Company understands that Item 303(b) of Regulation S-K indicates that where the financial statements reflect material changes from period-to-period in one or more line items, including where material changes within a line item offset one another, the Company should describe the underlying reasons for these material changes in quantitative and qualitative terms. The Company also understands that Release No. 33-8350 indicates that when preparing the discussion and analysis of operating cash flows, the Britt Vitalone EVP and Chief Financial Officer 1 McKesson Corporation 6555 North State Highway 161 Irving, TX 75039 www.mckesson.com

Company should address material changes in the underlying drivers (e.g. cash receipts from the sale of goods and services and cash payments to acquire materials for manufacture or goods for resale), rather than merely describe items identified on the face of the statement of cash flows, such as the reconciling items used in the indirect method of presenting cash flows. In future filings, the Company will continue to be mindful of that rule and related guidance. The illustrative example below modifies the disclosure on page 48 of the Form 10-K for Fiscal Year Ended March 31, 2024, to incorporate the Staff’s comments, as reflected in the second paragraph: Operating activities provided cash of $4.3 billion and $5.2 billion for the years ended March 31, 2024 and 2023, respectively. Cash flows from operations can be significantly impacted by factors such as the timing of receipts from customers, inventory receipts, and payments to vendors. Additionally, working capital is primarily a function of sales and purchase volumes, inventory requirements, and vendor payment terms. For the year ended March 31, 2024, the Company’s net cash provided by operating activities decreased by $845 million compared to the prior year period. This decrease was primarily due to the following: • The Company’s net income decreased by $562 million and was impacted by higher net non-cash items of $184 million, compared to the prior year period driven by such factors as discussed in more detail in the "Overview of Consolidated Results" section of this Financial Review; • A decrease in net cash of $1.9 billion from increased sales due to growth in specialty pharmaceuticals and higher volumes from retail national account customers in our U.S. Pharmaceutical segment near fiscal year end; • An increase in cash of $799 million related to accounts payable as a result of customary vendor payment scheduling and higher purchases to support business growth; and • A net increase in cash of approximately $544 million related to the Company’s lower opioids litigation settlement payments in fiscal 2024 as compared to fiscal 2023. We thank the Staff for their review of the foregoing, and understand that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff. If you have any questions or require additional information, please do not hesitate to contact me at Britt.Vitalone@McKesson.com. Thank you for your assistance. Sincerely, /s/ Britt J. Vitalone Britt J. Vitalone Executive Vice President and Chief Financial Officer cc: Abe Friedman, U.S. Securities and Exchange Commission Doug Jones, U.S. Securities and Exchange Commission Michele Lau, McKesson Corporation Napoleon Rutledge, McKesson Corporation James Brashear, McKesson Corporation Division of Corporation Finance Office of Trade & Services February 27, 2025 2